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                                                              EXHIBIT 4.3
                         AVIC GROUP INTERNATIONAL, INC.





                               September 12, 1996




Joseph R. Wright, Jr.
AVIC Group International, Inc.
599 Lexington Avenue
44th Floor
New York, New York 10022


                    RE: MODIFICATION OF EMPLOYMENT AGREEMENT

Dear Mr. Wright:

          This letter will constitute a modification of your existing Employment Agreement, as amended, as follows:

     1. Your existing Employment Agreement provides for a salary of $150,000 during your first year of employment. An amount of $131,250 has been accrued but unpaid from June 1, 1995 through April 15, 1996. You are now in the second year of your Employment Agreement and as of August 31, 1996 an additional amount of $112,500 was accrued but unpaid. It is hereby agreed that all amounts accrued but unpaid under your Employment Agreement as of August 31, 1996 ($243,750) will be paid in stock of the Company valued at $1.50 per share (the closing price as of Tuesday, September 3, 1996). Your compensation for the second year of this contract will be $300,000 and this amount will increase $100,000 per year throughout the term of your Employment Agreement.

     2. You have been granted options to purchase 3 million shares of Common Stock of the Company at $.35 per share and 3 million shares of Common Stock of the Company at $3.00 per share. This will confirm that all of such options will vest as follows: 25% on April 15, 1995, 25% on April 15, 1996, 25% on April 15, 1997 and 25% on April 15, 1998 provided that you are still employed by the Company at the time of vesting.

     3. In the last sentence of Paragraph IV B of your Employment Agreement you agree not to sell any Common Stock issued upon exercise of stock options for a period three years and that for a period of five years you will not sell more than 1,500,000 shares issued upon exercise of such options. It is hereby agreed that such sentence shall be deemed to be stricken from your Employment

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Agreement.  Instead, you will agree to be limited in the sale of shares of
Common Stock issued upon exercise of options to the same extent as other senior executives of the Company.

     4. Paragraph 4K of your Employment Agreement is hereby amended to provide that you shall be entitled to an allowance of $30,000 per year (subject to required withholding) for financial planning and tax preparation expenses.

     5. Your existing Employment Agreement provides that the term of your employment ends on April 14, 2000 and that the term will be automatically renewed for one additional year unless you or the Company gives notice in writing, at least 90 days prior to the expiration of the Agreement of your or its desire to terminate or modify the Employment Agreement. It is hereby agreed that the foregoing term shall be modified to provide that the term will be April 14, 2000, provided, however, that on April 14 of each year commencing on April 14, 1996, the term will be automatically extended for an additional year, unless at least 90 days prior to such April 14th, either party gives notice to the other that the term shall not be so extended.

          If your are in agreement with the foregoing, please indicate your acceptance in the place indicated below on the enclosed copy of this letter and return the signed copy to me.

                                   Very truly yours,

                                   AVIC GROUP INTERNATIONAL, INC.



                                   By: /s/ Chen Li
                                       -------------------------------
                                      Chen Li
                                      Co-Chairman of the Board


AGREED AND ACCEPTED:



/s/ Joseph R. Wright, Jr.
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Joseph R. Wright, Jr.